UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES NEW CHIEF FINANCIAL OFFICER AND CHANGES TO BOARD OF DIRECTORS

International Game Technology PLC (NYSE:IGT) (“IGT” or the “Company”) today announced that its board of directors (the “Board”) has appointed Massimiliano Chiara, 51, as Executive Vice President and Chief Financial Officer of IGT effective April 6, 2020. In addition to his role as Chief Financial Officer, Mr. Chiara has also been appointed to the Board effective as of the first Board meeting after April 6, 2020, or as of IGT’s 2020 Annual General Meeting, if earlier, and subject to shareholder vote. Mr. Chiara joins IGT from CNH Industrial N.V., where he served as Chief Financial Officer since August 2013 and Chief Sustainability Officer since June 2016. Mr. Chiara previously held various financial and operational roles at Fiat Chrysler and, amongst other prior positions, served as a consultant at PricewaterhouseCoopers Advisory.

With Mr. Chiara’s appointment, effective April 6, 2020, Timothy Rishton will step down from his role as the Company’s interim Chief Financial Officer. Mr. Rishton will continue in his role as Senior Vice President and Chief Accounting Officer of the Company.

IGT also today announced that the Board has appointed Beatrice H. Bassey as an independent director effective March 20, 2020. Ms. Bassey is currently Group General Counsel, Chief Compliance Officer, and Corporate Secretary of Atlas Mara Ltd. and serves on the boards of Union Bank of Nigeria PLC, African Banking Corporation of Botswana Ltd., and Banque Populaire du Rwanda.

IGT also announced today that Paget Alves has notified the Company that he will retire from IGT’s Board and will not stand for election at IGT’s upcoming annual general meeting. Mr. Alves has been a director of IGT and its predecessor companies for over a decade and most recently served on both the Audit Committee and Compensation Committee.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces New Chief Financial Officer and Changes to Board of Directors,” dated March 23, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces New Chief Financial Officer and Changes to Board of Directors,” dated March 23, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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